[Morgan Stanley Letterhead]

VIA EDGAR

April 29, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

AIP Long/Short Fund A (“LSF A”)

File Numbers 811-22094 & 333-144612

AIP Long/Short Fund P (“LSF P”)

File Numbers 811-22095 & 333-144614

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Parachkevov:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on March 2, 2015 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’

registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

GENERAL

1.	Comment: Please include a completed fee table, expense example and other financial information in the next filing for each Fund.

Response:        A completed fee table, expense example and other financial information has been included in each Amendment.

2.	Comment: Please discuss supplementally the reason for removal of the requirement that investors in each Fund be “Qualified Clients.”

Response:        Given the change over time in the types of Underlying Funds in which the Funds invest, there is no longer a necessity to require investors to be Qualified Clients. Consistent with the Staff’s position, investors in each Fund continue to be required to be Accredited Investors, as such term is defined under the Securities Act of 1933, as amended.

AIP LONG/SHORT FUND A

3.

Comment:      With respect to LSF A, disclosure had previously indicated that 40% of the Fund’s assets would be exposed to foreign countries. Please confirm that this change was communicated to shareholders and that such communication made mention of the prior 40% policy.

Response:      We hereby confirm that the change in investment policy was communicated to shareholders in a supplement and that such supplement made reference to replacing the disclosure which contained the 40% policy.

4.

Comment:     Please discuss supplementally why risk disclosure with respect to certain investment advisers of Underlying Funds not being registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), was removed.

Response:      This disclosure was initially introduced when rule changes required a substantial number of previously unregistered investment advisers to register under the Advisers Act. Since that time, substantially all of the Advisers required to register have done so and, accordingly, we believe that this risk disclosure is no longer appropriate.

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo